UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Vessel Acquisition

Seanergy Maritime Holdings Corp. (the “Company”) announced today that it has entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel (the “Vessel”).

The Vessel was built in 2006 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 177,000 deadweight tons (“dwt”) and shall be renamed M/V Tradership. The Vessel is expected to be delivered towards the end of the first quarter or early in the second quarter of 2021, subject to the satisfaction of certain customary closing conditions. Following her delivery, the size of the Company’s fleet will increase to 12 Capesize vessels with an aggregate cargo capacity of approximately 2,103,042 dwt.

The special survey and ballast water system installation for the Vessel were completed recently by the current owner and therefore the Company does not anticipate incurring any off-hire or significant capital expenditure for this Vessel at least for the next two years. The gross purchase price of $17 million is expected to be funded with cash on hand.

UniCredit Bank AG (“UCB”) Extension and Amendments

On February 8, 2021, the Company entered into a supplemental agreement to the facility with UCB secured by two of its Capesize vessels, the M/V Fellowship and the M/V Premiership. Pursuant to the supplemental agreement, (i) the maturity date of the facility was extended from December 29, 2020 to December 29, 2022, (ii) compliance with each of the Leverage Ratio and EBITDA to Net Interest Expense Ratio (each as defined therein) was waived retrospectively from the period that commenced June 30, 2020 through the maturity date, (iii) compliance with the Security Cover Ratio (as defined therein) was waived retrospectively from the period that commenced December 31, 2019 through the maturity date, (iv) the quarterly installments were reduced from $1.55 million to $1.2 million, effective as of the December 2020 installment and (iv) the applicable margin was increased from 3.2% to 3.5% with effect from December 29, 2020 until the maturity of the facility. The supplemental agreement became effective on February 9, 2021 following satisfaction of certain standard conditions precedent.

Amsterdam Trade Bank N.V. (“ATB”) Amendments

On February 12, 2021, the Company entered into a supplemental agreement to the facility with ATB secured by one of its Capesize vessels, the M/V Partnership. Pursuant to the supplemental agreement, (i) the Leverage Ratio (as defined therein) was amended to 85% from 75% previously, for the remaining duration of the facility, (ii) compliance with the EBITDA to Net Interest Expense Ratio (as defined therein) was waived for the period commencing June 30, 2020 through the maturity date and (iii) the Minimum required security cover (as defined therein) was amended to (a) 140% through and including June 30, 2021, (b) 145% during the period commencing July 1, 2021 through and including December 31, 2021 and (c) 150% thereafter and until the maturity of the loan. The supplemental agreement became effective on February 16, 2021 following satisfaction of certain standard conditions precedent.

Other Updates

As of February 16, 2021, the Company has 106,883,779 common shares issued and outstanding.  Through February 16, 2021, 27,937,611 of the Company’s Class E Warrants have been exercised and 12,958,817 remain outstanding. In January 2021, the Company issued an aggregate of 3,600,000 of its common shares to its directors, officers and employees under the Company’s Amended and Restated 2011 Equity Incentive Plan.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated February 16, 2021, titled “Seanergy Maritime Holdings Corp. Announces Agreement to Acquire an Additional Capesize Vessel.”

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 16, 2021

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer